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SECURITIES *A*
Was._____

13013306

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66625

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/2012_____ AND ENDING_____12/31/2012_____

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco do Brasil Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 34th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rubens Cardoso da Silva, Co-Chief Executive Officer   646 845-3755

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

111N Orange Avenue Suite 1600	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

00
31 9 113

OATH OR AFFIRMATION

I, Rubens Cardoso da Silva _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Banco do Brasil Securities LLC _____ , as

of December 31st _____ , 20 12 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

JAKOV GRBIC
NOTARY PUBLIC, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires in Nov. 8, 2009 2013

_____
Notary Public

_____
Signature

Co-Chief Executive Officer
_____
Title

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 27 day of FEB , 20 13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP .
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.



Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013
Orlando, Florida
Certified Public Accountants

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS *AMENDED*

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

06625 FINRA DEC
BANCO DO BRASIL SECURITIES LLC 7*7
34TH FL
535 MADISON AVE
NEW YORK, NY 10022-4214

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CASSANDRA VOSS - 646 845-3713

2. A. General Assessment (item 2e from page 2) $ 35,869

   B. Less payment made with SIPC-6 filed (exclude interest)   (34,608   )
      7/19/12 + 2/6/13 w/ SIPC7
                 Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   1,261

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,261

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,261

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Banco do Brasil Securities LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 27th day of February , 20 13 .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period
beginning __January 1__, 20 __12__
and ending __December 31__, 20 __12__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $14,531,583

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

  Total additions 0

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 183,833

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii)

  Total deductions 183,833

2d. SIPC Net Operating Revenues $14,347,750

2e. General Assessment @ .0025 $35,869

(to page 1, line 2.A.)

2



BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Financial Statements and Schedules

December 31, 2012

(With Report of Independent Registered
Public Accounting Firm Thereon)

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Table of Contents



KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

We have audited the accompanying financial statements of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A., (the Company) which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules listed in the accompanying table of contents have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules listed in the accompanying table of contents is fairly stated in all material respects in relation to the financial statements as a whole.



February 28, 2013
Orlando, Florida
Certified Public Accountants

2

BANCO DO BRASIL SECURITIES LLC

(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	529,613
Securities owned, at clearing broker, at fair value		20,999,160
Securities on deposit, at clearing broker, at fair value		604,988
Receivable from broker-dealers and clearing organizations		3,993,579
Receivables from affiliates		3,097,549
Other assets		193,169
Total assets	$	29,418,058

Liabilities and Member's Equity

Liabilities:		
Accrued expenses and other liabilities	$	1,541,139
Total liabilities		1,541,139
Member's equity		27,876,919
Total liabilities and member's equity	$	29,418,058

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Operations

Year ended December 31, 2012

Revenue:		
Syndication fees	$	10,398,707
Service fees		228,121
Commissions		3,853,102
Trading revenues, net		19,560
Interest		1,039
Other		31,055
Total revenue		14,531,584
Expenses:		
Employee compensation and benefits		3,788,541
Occupancy, equipment and communication		1,345,322
Brokerage expenses		189,459
Regulatory and professional fees		407,493
Travel expense, meals and entertainment		414,647
Other		28,232
Total expenses		6,173,694
Income before income taxes		8,357,890
Foreign income taxes		264,497
Net income	$	8,093,393

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Changes in Member's Equity

Year ended December 31, 2012

Balance at December 31, 2011	$	19,783,526
Net income		8,093,393
Balance at December 31, 2012	$	27,876,919

See accompanying notes to financial statements.

5

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	8,093,393
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Securities owned, at clearing broker, at fair value		(2,900,042)
Securities on deposit, at clearing broker, at fair value		(7)
Receivables from broker-dealers and clearing organizations		(3,807,459)
Receivables from affiliates		(2,942,516)
Other assets		30,346
Increase in operating liabilities:		
Accrued expenses and other liabilities		894,488
Net cash used in operating activities		(631,797)
Cash and cash equivalents:		
Beginning of year		1,161,410
End of year	$	529,613

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Notes to Financial Statements

December 31, 2012

(1) Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company was initially formed as BB Leasing Services LLC in 1995. The Company changed its present name (Banco do Brasil Securities LLC) on April 2, 2004. The Company became a registered broker dealer and commenced its broker-dealer operations on March 3, 2005.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets. The Company acts as an introducing broker in securities, commodities, futures and options. In addition, the Company received approval in 2007 to expand its agency business to include activity in proprietary trading of Fixed Income. This activity is primarily in U.S. Treasury securities that are carried at fair value. Further, in 2010, the Company received approval for the underwriting of securities and opened a second office in Miami, Florida.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

(2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Securities Transactions and Revenue Recognition

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Transactions with related parties in which the Company acts as a selling agent for private placements and earns syndicate fee income are recorded on an accrual basis.

(c) Securities Owned and Securities on Deposit, at Fair Value

As of December 31, 2012, securities owned and securities on deposit consisted of $21,604,148 of U.S. Treasury bills held at clearing broker. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within trading revenues, net, in the statement of operations. U.S. Treasury bills are carried at fair value, based on dealer quotes.

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2012, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2009.

(e) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The significant estimates made by management include the syndication fees recognized, which represents management's estimate of net proceeds for syndicate transactions. Actual results may differ from those estimates.

(3) Related Party Transactions

Commission income of $3,853,102, during the year ended December 31, 2012, was generated through transactions with the affiliated entities based on securities and commodities transactions. Commissions are recorded on a trade-date basis as securities transactions occur.

Service agreements are in place with the Banco do Brasil S.A. New York Branch (Branch) for the provision of payroll, administration, occupancy, equipment and communication services. The Branch allocated to the Company $764,894 during the year ended December 31, 2012 for such services.

Syndicate fee revenue of $10,398,707 during the year ended December 31, 2012 was generated through transactions with affiliated entities based on private placement deals originated by BB Securities Ltd., London (BB Securities London) or BB Banco de Investimento, in which the Company acts as a selling

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Notes to Financial Statements

December 31, 2012

agent for which it receives syndicate fees. As of December 31, 2012, the Company has accrued $3,097,549 for syndicate fees earned from BB Securities London.

Payroll services expense of $42,000 during the year ended December 31, 2012 was allocated to the Company by Banco do Brasil USA Service Center. As of December 31, 2012, the Company has recorded corresponding liabilities of $73,500 as a component of accrued expensed and other liabilities.

Since related party income represents a substantial portion of the Company's revenues, the Company's reported financial results may have differed substantially if the Company had operated on a stand-alone basis.

(4) **Income Taxes**

The Company is a single-member LLC and is included in the federal tax return of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements. For the year ended December 31, 2012, the Company would have reported a current federal, state and Brasilian foreign tax expense of $3,372,145, if it were a separate taxable entity subject to the same tax rules as its Parent. Syndication fee revenue resulted in a foreign income tax of $264,497 during the year ended December 31, 2012. There were no temporary differences relative to the foreign income tax during the year ended December 31, 2012.

(5) **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $24,056,588, which was $23,953,846 in excess of the amount required of $102,742.

(6) **Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(7) **Risk Management**

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil, S.A.)

Notes to Financial Statements

December 31, 2012

meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Banco do Brasil, Grand Cayman Branch has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

(8) **Fair Value Measurements**

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value or are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned and securities sold, but not yet purchased, are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 –   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 –   Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 –   Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

(Continued)

The U.S. government securities with a fair value of $21,604,148 at December 31, 2012 were considered to have been valued using Level 1 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2012.

(9)   Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2012 as of February 28, 2013, which is the date the financial statements were available to be issued. Management believes that no material events have occurred since December 31, 2012 that require recognition or disclosure in the financial statements.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

Net capital:		
Total member equity	$	27,876,919
Deductions and or charges:		
Nonallowable assets:		
Receivables from affiliates and cash deposits held at the affiliated branch		3,627,162
Other assets		193,169
Net capital before haircuts		24,056,588
Haircuts on securities positions:		
U.S. Treasury bills		—
Net capital	$	24,056,588
Aggregate indebtedness	$	1,541,139
Net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		102,742
Excess net capital	$	23,953,846
Ratio of aggregate indebtedness to net capital		6%

There are no material differences between the amounts presented above and the amounts reported in the Company's amended unaudited Form X-17 A-5 Part IIA FOCUS Report of December 31, 2012 filed on February 27, 2013.

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Computation for Determination of Reserve Requirements for Broker-Dealers
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers, and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii).



KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

**Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5**

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013
Orlando, Florida
Certified Public Accountants